UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

———————————————

Form 8-K

———————————————

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 2, 2009**

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First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

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Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

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[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (NASDAQ GSM: FFCH), announced that CEO A. Thomas Hood will participate on a panel discussion at the *Sandler O'Neill + Partners, L.P. East Coast Financial Services Conference* on Thursday, November 12, 2009 at 9:45 a.m. E.S.T.

Starting November 2, 2009, A. Thomas Hood, CEO of First Financial Holdings, Inc. and R. Wayne Hall, CFO of First Financial Holdings, Inc. will meet with current and potential analysts and investors. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.2.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release of First Financial Holdings, Inc. dated November 2, 2009.

Exhibit (99.2) Presentation of November 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: November 2, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of First Financial Holdings, Inc. dated November 2, 2009.
99.2	Presentation of November 2, 2009.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President, Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

**FIRST FINANCIAL HOLDINGS, INC. CEO TO PRESENT AT
THE SANDLER O'NEILL + PARTNERS, L.P.
EAST COAST FINANCIAL SERVICES CONFERENCE**

Charleston, South Carolina (November 2, 2009) - First Financial Holdings, Inc. (NASDAQ GSM: FFCH) ("First Financial" or "Company") CEO A. Thomas Hood will participate in the *Sandler O'Neill + Partners, L.P. East Coast Financial Services Conference* on Thursday, November 12, 2009 at 9:45 a.m. E.S.T. Mr. Hood is presenting as a participant of the Managing Capital in the Southeast Panel and his discussion will also be broadcast on the Company's website at www.firstfinancialholdings.com at that time.   Additionally, on November 2, 2009, First Financial's quarterly investor presentation will be available on our website and will remain available through February 1, 2010. This updated presentation will be used throughout the quarter.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services.   The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services. For additional information, please visit our web site at www.firstfinancialholdings.com.

- 30 -

Exhibit 99.2

FIRST FINANCIAL HOLDINGS, INC.

NASDAQ: FFCH

November 2009

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2008, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

Recent Offering Summary

Issuer: **First Financial Holdings, Inc.**

Ticker / Exchange: **FFCH / NASDAQ (GSM)**

Type of Offering: **Common Stock – Effective Shelf Registration**

Transaction Size: **Approximately $75 million**

Number of Shares: **Approximately 4,822,582**

Use of Proceeds: **General Corporate Purposes**

Corporate Profile

- **South Carolina's "Most Convenient Bank"**
  - $3.5 billion in Total Assets
  - Headquartered in Charleston, SC; 65 banking offices (1)
  - Now offering seven-day a week banking in Wilmington
- **Diversified business mix**
  - Non-interest income approximates 37.9% of total revenue (2)
  - 13 insurance offices / 24 brokerage offices
  - Enhanced wealth management platform
- **Disciplined credit culture throughout 75-year history**
  - Recent enhancements to historically strong credit administration
- **Strategic April 2009 FDIC-assisted transaction**
  - Cape Fear Bank, Wilmington, NC
  - 8 branches and $303.0 million in deposits
  - $28.9 mm Q3'09 gain and protection against future credit losses
- **Experienced management team**
  - Important new hires



First Financial Holdings, Inc.
North Carolina
South Carolina
Burlington
Rock Hill
Union
Laurens
Winnsboro
Columbia
Florence
Conway
Wilmington
Sunset Beach
Myrtle Beach
Charleston
Ridgeland
Beaufort
Hilton Head Island

First Financial Holdings, Inc.

- ○ Retail Banking Offices (47)
- ● In-Store Offices (18)
- ★ First Southeast Insurance Services (12)
- △ Kimbrell Insurance Group (1)
- ✦ First Southeast Investor Services (24)

(1) As of October 31, 2009.

(2) Based on the average for the five fiscal years ending September 30, 2009

3

Experienced Management Team

- **Executive Officer and Director ownership equals 6.8% [1]**

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
A. Thomas Hood	President and Chief Executive Officer	63	37	Joined First Federal in 1975
R. Wayne Hall	Executive Vice President - Chief Financial Officer	59	23	EVP / CRO at Provident Bank
Joseph W. Amy	Executive Vice President - Chief Credit Officer	60	35	Credit positions at Mellon and Fifth Third Bank
Charles F. Baarcke, Jr.	Executive Vice President - Chief Lending Officer - CRE	63	34	Joined First Federal in 1975
J. Dale Hall	Executive Vice President - Chief Lending Officer - C&I	61	39	Bank of America
John L. Ott, Jr.	Executive Vice President - Retail Banking	61	38	Joined First Federal in 1971

[1] Based on December 12, 2008 Company Proxy statement. Ownership includes common stock and options exercisable within 60 days

Highly Attractive Markets



2009-2014 Projected Household Growth Rate in Number of Households

4.79% US Average

	Charleston MSA	Wilmington MSA	Mytrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head [1]	All FFCH Markets [2]	SC	NC
Population	645,729	359,383	264,423	62,931	132,947	157,963	1,623,376	4,524,760	9,370,242
Projected Population Growth	8.31 %	14.66 %	16.22 %	4.08 %	3.04 %	11.64 %	11.00 %	6.10 %	8.13 %
Median Household Income ($) [3]	$51,624	$50,477	$46,996	$45,158	$45,101	$62,527	$51,132	$48,210	$51,418
Projected Median HHI Growth [3]	5.41 %	4.07 %	4.10 %	6.12 %	5.81 %	1.16 %	4.56 %	4.74 %	4.31 %
Total Deposits in Market ($mm)	$9,555	$6,078	$5,570	$1,178	$2,127	$3,547	$28,199	$69,795	$303,455
First Federal Depoisits ($mm)	$1,431	$326	$301	$92	$166	$97	$2,413	$2,088	$326
Market Share %	14.98 %	5.36 %	5.41 %	7.84 %	7.81 %	2.73 %	8.61 %	2.99 %	0.11 %
Market Share Rank	2	7	10	5	5	14	4	7	49

Note: FDIC deposit data as of June 30, 2009

[1] Beaufort County, South Carolina

[2] FFCH Banking Markets consist of the 3 North Carolina and 7 South Carolina counties

[3] Weighted average based on FDIC deposit data as of June 30, 2009

Data Source: SNL Financial

5

Market Share

- **Market disruption is a key opportunity…**

Charleston MSA			Headquarters	Total Assets [1]	June '09 Total Deposits	June '09 Market Share	June '08 Market Share	June '09 % of Total Deposits
Total Deposit	1	Wells Fargo & Co.	San Francisco, CA	$ 1,284,176	$ 2,155	22.6 %	24.8 %	0.3 %
Market=	2	First Financial Holdings, Inc.	Charleston, SC	3,607	1,431	15.0	13.4	59.3
$9,555	3	Bank of American Corp.	Charlotte, NC	2,254,394	1,268	13.2	13.4	0.1
	4	Synovus Financial Corp.	Columbus, GA	34,350	624	6.5	6.6	2.3
	5	First Citizens Bancorp.	Columbia, SC	7,099	510	5.4	5.7	6.5
	6	Tidelands Bancshares Inc.	Mount Pleasant, SC	824	472	5.0	4.6	80.9
	7	BB&T Corp.	Winston-Salem, NC	152,398	450	4.7	4.9	0.4
	8	Carolina Financial Corporation	Charleston, SC	1,132	390	4.1	4.6	49.7
	9	Southcoast Financial Corp.	Mount Pleasant, SC	520	361	3.7	4.2	100.0
	10	South Financial Group, Inc.	Greenville, SC	12,588	260	2.7	2.5	2.7
Top 10 Institutions					$ 7,921	82.9 %	84.7 %	

Wilmington MSA			Headquarters	Total Assets [1]	June '09 Total Deposits	June '09 Market Share	June '08 Market Share	June '09 % of Total Deposits
Total Deposit	1	BB&T Corp.	Winston-Salem, NC	$ 152,398	$ 1,632	26.9 %	26.2 %	1.5 %
Market=	2	Wells Fargo & Co.	Charleston, SC	1,281,476	818	13.4	14.2	0.1
$6,078	3	First Citizens BancShares Inc.	Raleigh, NC	17,318	613	10.1	10.0	3.7
	4	Bank of America, Corp.	Charlotte, NC	2,254,394	606	10.0	10.2	0.1
	5	First Bancorp	Troy, NC	3,518	458	7.5	7.4	15.9
	6	RBC Bancorporation	Raleigh, NC	29,938	412	6.8	5.9	2.2
	7	First Financial Holdings, Inc.	Charleston, SC	3,607	326	5.4	7.5	13.5
	8	Security Savings Bank SSB	Southport, NC	422	244	4.0	4.2	82.6
	9	SunTrust Banks Inc.	Atlanta, GA	176,735	208	3.4	3.0	0.2
	10	NewBridge Bancorp	Greensboro, NC	2,065	133	2.2	2.6	8.0
Top 10 Institutions					$ 5,450	89.7 %	91.2 %	

Note: Dollars in millions
[1] Financial information as of June 30, 2009
Data Source: SNL Financial

Recent Economic Developments

- Boeing Co. is building its second Dreamliner assembly line in North Charleston. With this announcement, South Carolina has landed one of the biggest economic development deals in recent history. Boeing will invest at least $750 million and create 3,800 full-time positions over seven years.

- Maersk Line, the largest ocean carrier, has signed a new five-year agreement with the Port of Charleston. Maersk Line is the largest line in the world, having 15 percent of the world's market share. An economic development engine for the state, port operations facilitate 260,800 jobs across South Carolina and nearly $45 billion in economic activity each year.

Cape Fear Transaction

- **On April 10, 2009, First Federal acquired certain of the assets and assumed certain of the liabilities of Cape Fear Bank in Wilmington, NC through an FDIC-assisted transaction**
  - 8 branches in the NC counties of New Hanover, Pender and Brunswick
  - $387.0 million of loans; $303.0 million in deposits [1]

- **Transaction terms**
  - Deposit Premium: 1.0%
  - Asset Discount: $74.0 million

- **Loss-sharing agreement and purchase accounting adjustments**
  - Covered Assets: $395.4 million
  - Loss Threshold: $110.0 million with First Loss Tranche of $31.5 million
  - FDIC Indemnification Asset: $60.4 million (net of $8.7 million discount)
  - Total Fair Value Adjustment on Covered Assets: $113.4 million
  - Maximum First Federal exposure: $14.3 million
  - Pre-tax gain: $47.7 million ($28.9 million capital impact in Q2 '09)

[1] Based on Cape Fear book balance as of April 10, 2009

Cape Fear Transaction

- **Integration milestones since April**
  - Converted Cape Fear to First Federal's system within 120 days
  - Grew customer deposits by approximately $75 million by September 30th
  - Hired 38-yr Bank of America veteran as EVP and CLO - C&I
  - Other key hires in banking, wealth management and brokerage
  - High employee retention
  - Consolidated branch network to six branches
  - Two new In-store Financial Centers opened in mid-October

- **Long-term business opportunities**
  - Significant market dislocation resulting from distracted competitors
  - Significant improvements in products and services in the Wilmington market
    - Mortgage lending along coastal North Carolina
    - Business lending, Insurance services, Brokerage / Trust services Wealth management

Loan Portfolio and Credit Quality

Thorough Credit Risk Management

- **Credit analysis with 100% of loans underwritten internally**

- **Quarterly independent 3rd party loan reviews**
  - 40% - 60% dollar coverage; sampling includes all loan types

- **Further enhancing credit management process**
  - New Chief Credit Officer hired September 1, 2009
  - Credit Policy revised June 2009 to implement more stringent underwriting guidelines, including dual signature approval

- **Experienced loss mitigation team**
  - Senior manager proactively coordinating loan workout strategies
  - Mortgage resolution support on 1-4 family
  - Problem Asset Review process to review action plans and monitor progress

- **Establishment of Credit Risk Management Department**
  - Central portfolio credit risk reporting
  - Portfolio concentration management

Loan Composition – September 30, 2009



	Non-Covered	Covered [1]	Total	% of Portfolio
Real Estate - Residential	$ 918	$ 32	$ 950	35.7 %
Real Estate - Construction	32	9	41	1.5
Commercial Real Estate	343	92	435	16.3
Commercial Construction	46	7	53	2.0
Commercial Business	86	11	97	3.6
Land - Residential	132	37	169	6.4
Land - Commercial	107	24	131	4.9
Total Consumer	753	33	786	29.6
Home Equity	364	30	394	14.8
Manufactured Housing	244	--	244	9.2
Marine	77	--	77	2.9
Credit Cards	18	--	18	0.7
Other	50	3	53	2.0
Total Loans	$ 2,417	$ 245	$ 2,662	100.0 %

Note: Dollars in millions
[1] Covered loans represent those acquired in the Cape Fear Bank FDIC-assisted transaction that are subject to a Loss-sharing Agreement with the FDIC

Loan Composition – September 30, 2009

	Real Estate - Residential	Real Estate - Construction	Commercial Real Estate	Commercial Construction	Commercial Business	Land - Residential	Land - Commercial	Total Consumer
Outstanding Balance	$ 949,518	$ 41,133	$ 435,297	$ 53,219	$ 96,559	$ 169,367	$ 130,763	$ 785,885
Average Loan Amount	140	302	367	1,086	49	157	699	27
Weighted Average LTV [1]	69.2 %	75.1 %	57.2 %	65.2 %	31.4 %	73.4 %	66.4 %	34.9 %
LTV Distribution: [1]								
>=91%	14 %	3 %	2 %	2 %	11 %	6 %	5 %	15 %
80% to 90%	29	44	21	18	10	42	16	18
51% to 79%	35	48	41	59	11	37	57	11
=<50%	22	5	36	21	68	15	22	56
Fixed Rate	55 %	39 %	85 %	61 %	44 %	87 %	59 %	54 %
Variable Rate	45	61	15	39	56	13	41	46

	Consumer				
	Home Equity	Manufactured Housing	Marine	Credit Cards	Other
Outstanding Balance	$ 394,075	$ 244,214	$ 76,748	$ 17,483	$ 53,365
Average Loan Amount	59	38	17	--	5
Weighted Average LTV [1]	24.6 %	84.8 %	75.0 %	--	16.6 %
LTV Distribution: [1]					
>=91%	--	39 %	30 %	--	5 %
80% to 90%	3	38	37	--	8
51% to 79%	9	18	17	--	6
=<50%	88	5	16	--	81
Fixed Rate	--	100 %	100 %	--	41 %
Variable Rate	100	--	--	100	59

Note: Dollars in thousands
[1] LTVs at time of origination

13

Credit Quality – September 30, 2009

	Total Portfolio	Total Delinquent [1]	Nonaccrual	Total NPLs [2]	% NPLs	ALLL	ALLL / Loans	YTD NCOs	YTD NCOs/ Avg Loans
Real Estate - Residential	$ 949,518	$ 13,603	$ 19,820	$ 19,820	2.09 %	$ 3,529	0.37 %	$ 1,417	0.15 %
Real Estate - Construction	41,133	662	4,448	4,448	10.81	2,688	6.53	3,877	6.47
Commercial Real Estate	435,297	4,249	6,795	6,795	1.56	11,305	2.60	320	0.09
Commercial Construction	53,219	--	2,284	2,284	4.29	1,931	3.63	--	--
Commercial Business	96,559	586	678	678	0.70	4,585	4.75	3,384	3.00
Land - Residential	169,367	5,671	19,159	19,159	11.31	11,552	6.82	3,881	2.46
Land - Commercial	130,763	3,571	19,279	19,279	14.74	19,157	14.65	1,859	1.50
Consumer									
Home Equity	394,075	2,231	5,466	5,466	1.39	4,687	1.19	4,319	1.17
Manufactured Housing	244,214	3,132	2,279	2,279	0.93	3,502	1.43	2,577	1.10
Marine	76,748	811	81	81	0.11	2,783	3.63	2,222	2.83
Credit Cards	17,483	224 [3]	--	121	0.69	1,056	6.04	813	4.88
Other	53,365	793	143	143	0.27	1,698	3.18	1,864	3.47
Total	$ 2,661,741	$ 35,533	$ 80,432	$ 80,553	3.03 %	$ 68,473	2.57 %	$ 26,533	1.04 %

Note: Dollars in thousands

[1] Consists of 30-89 days past due loans

[2] Includes loans 90+ days past due but still accruing interest and nonaccrual loans

[3] Includes $121,000 of 90+ days past due loans

14

Credit Quality – Peer Comparison



NPAs / Assets

FY-05: FFCH 0.29%, Peer Median 0.26%
FY-06: FFCH 0.21%, Peer Median 0.34%
FY-07: FFCH 0.28%, Peer Median 0.64%
FY-08: FFCH 0.84%, Peer Median 2.14%
FY-09: FFCH 2.92%, Peer Median 2.99% [1]



NCOs / Average Loans

FY-05: FFCH 0.29%, Peer Median 0.14%
FY-06: FFCH 0.22%, Peer Median 0.12%
FY-07: FFCH 0.21%, Peer Median 0.17%
FY-08: FFCH 0.37%, Peer Median 0.58%
FY-09: FFCH 1.04%, Peer Median 1.25% [1]

Legend: ■ FFCH   ■ Peer Median [2]

[1] Based on data available at 10/29/09 for the quarter ending September 30, 2009
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

Credit Quality – SCAP Analysis

	Balance as of 12/31/08		SCAP-Baseline		SCAP-More Adverse	
Loan Type	$MM	%	%	$MM	%	$MM
Commercial & Industrial	$95.6	4.0	3.5	$3.3	6.5	$6.2
CRE						
Nonfarm, Non-residential	343.2	14.4	4.5	15.5	8.0	27.4
Construction	141.0	5.9	10.0	14.1	16.5	23.3
Multifamily	28.2	1.2	5.0	1.4	10.5	3.0
Subtotal CRE	512.4	21.6	6.0	31.0	10.5	53.7
First Lien Mortgages	1,026.5	43.2	5.5	56.5	7.8	79.6
Second/Junior Lien Mortgages						
Closed-end Junior Liens	18.5	0.8	19.0	3.5	23.5	4.3
HELOCs	344.5	14.5	7.0	24.1	9.5	32.7
Credit Cards	16.8	0.7	14.5	2.4	19.0	3.2
Other Consumer	361.5	15.2	5.0	18.1	10.0	36.2
Other Loans	0.0	0.0	3.0	0.0	7.0	0.0
Total	**$2,375.8**	**100.0**		**$138.9**		**$215.9**
Losses as a % of 12/32/08 Gross Loans				***5.8%***		***9.1%***
Estimated Credit Losses as of December 31, 2008				**$138.9**		**$215.9**
Less: 1/1/09 - 9/30/09 Net Charge-Offs				**(23.6)**		**(23.6)**
Estimated Credit Losses on Legacy Portfolio (10/1/09 - 12/31/10) [(1)]				**$115.3**		**$192.3**

Note: Dollars in millions.

Represents the mid-point of the indicative loss rates under each scenario as per Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results"

[(1)] Analysis assumes that FFCH's exposure to potential losses from the Cape Fear transaction are covered by the fair value adjustments recorded in connection with the transaction; see Appendix page 34

16

Credit Quality – SCAP Analysis

Management Assumptions

Loan Type	Balance as of 12/31/08 $MM	Balance as of 12/31/08 %	Management Estimates %	Management Estimates $MM
Real Estate - Residential	$ 882.9	37.2 %	1.0 %	$ 9.2
Real Estate - Construction	68.0	2.9	13.0	8.8
Commercial Real Estate	314.5	13.2	4.8	15.2
Commercial Construction	39.4	1.7	5.3	2.1
Commercial Business	95.6	4.0	15.4	14.7
Land - Residential	145.8	6.1	8.3	12.1
Land - Commercial	107.0	4.5	18.7	20.1
Total Consumer				
Home Equity	344.5	14.5	2.6	9.1
Manufactured Housing	227.7	9.6	3.0	6.8
Marine	79.9	3.4	6.8	5.5
Credit Cards	16.8	0.7	11.9	2.0
Other Consumer	53.8	2.3	6.7	3.6
Total Loans	$ 2,375.8	100.0 %	4.6 %	$ 109.0

Actual Losses: September 30, 2009 Q4'09	YTD
0.40%	0.15%
4.91%	6.47%
0.16%	0.09%
--	--
2.03%	3.00%
2.13%	2.46%
1.74%	1.50%
1.57%	1.17%
1.43%	1.10%
1.95%	2.83%
5.28%	4.88%
3.33%	3.47%
1.10%	1.04%

Estimated Credit Losses as of December 31, 2008	**$109.0**
Less: 1/1/09 - 9/30/09 Net Charge-Offs	**(23.6)**
Estimated Credit Losses on Legacy Portfolio (10/1/09 - 12/31/10) [(1)]	**$85.4**

Note: Dollars in millions; FFCH financial information based on savings institution level data

(1) Analysis assumes that FFCH's exposure to potential losses from the Cape Fear transaction are covered by the fair value adjustments recorded in connection with the transaction; see appendix 34

17

Credit Quality – SCAP Analysis

Assumptions:	
Gross Proceeds	$74,750
Net Proceeds	$69,828
Targeted ALLL/Loans (12/31/10) [1]	2.00%
Pretax, Pre-provision Income [2]	$113,405
Effective Tax Rate	37.0%
Quarterly TARP Preferred Dividend [3]	$945
Quarterly Common Stock Dividend per Share	$0.05
Existing Liquid Assets Downstreamed	$35,000

	Reported 6/30/2009	Capital Raise 6/30/2009	Stress Test Analysis		
			Management	Baseline	More Adverse
SCAP Analysis - Est Credit Losses	--	--	**$92,707**	**$122,606**	**$199,574**
Consolidated					
Tangible Equity/Tangible Assets	7.2%	9.0%	9.1%	8.7%	7.4%
Tangible CommonEquity/Tangible Assets	5.4%	7.2%	7.3%	6.9%	5.6%
Thrift-Level [4]					
Tier 1 Core Capital Ratio (5%)	7.3%	9.9%	10.1%	9.6%	8.4%
Tier Risk-Based Capital Ratio (6%)	9.5%	13.4%	13.6%	12.9%	11.2%
Total Risk-Based Capital Ratio (10%)	10.8%	14.7%	14.8%	14.2%	12.4%

Note: Dollars in thousands

[1] Targeted ALLL / Loans as of December 31, 2010 based on gross loans (HFI) as of June 30, 2009 reduced by the estimated credit losses under the SCAP Analysis

[2] Per management. Assumes Pretax, Pre-Provision Income is based on the following assumptions: Q4'09 is equal to Q3'09 actual ($20.4 million); FY 2010 equals $74.4 million; Q1'11 equals 1/4 of the FY 2010 estimate

[3] Based on Q3'09 impact

[4] Analysis assumes that the net proceeds from the capital raise plus $35.0 million of existing liquid assets at FFCH is downstreamed to First Federal

Credit Quality – SCAP Analysis

	% of [1] FFCH Loans	June 2009 Delinquencies		September 2009 Delinquencies
		FDIC [2]	FFCH	FFCH
30 to 89 Days				
All loans secured by real estate [3]	35.32 %	1.55 %	1.33 %	1.44 %
Construction, development and land	14.82	2.50	2.20	2.51
Nonfarm nonresidential	15.00	1.12	0.65	1.05
Multifamily residential real estate	1.35	2.04	0.23	0.20
Home equity loans	14.81	0.70	0.89	0.57
Other 1-4 family residential (seconds)	0.88	1.72	0.08	1.49
Commercial and industrial loans	3.63	1.01	1.12	0.61
Credit card loans	0.66	1.84	1.32	0.59
Loans to Individuals	13.53	2.09	1.21	1.22
Greater than 89 Days				
All loans secured by real estate [3]	35.32 %	5.60 %	2.39 %	2.09 %
Construction, development and land	14.82	15.37	7.54	11.45
Nonfarm nonresidential	15.00	2.61	0.71	1.56
Multifamily residential real estate	1.35	5.68	1.53	1.55
Home equity loans	14.81	0.97	1.58	1.39
Other 1-4 family residential (seconds)	0.88	3.57	2.64	2.42
Commercial and industrial loans	3.63	2.35	0.69	0.70
Credit card loans	0.66	1.92	0.90	0.69
Loans to Individuals	13.53	1.22	0.69	0.59

[1] As of September 30, 2009
[2] FDIC-Insured financial institutions with assets between $1.0 billion and $10.0 billion
[3] Delinquency levels are for FFCH loans secured by 1-4 residential properties

Deposits and Investments

Deposit Mix – September 30, 2009



Deposit Mix

- Non-interest Bearing
- Interest Bearing
- Statement
- Money Market
- Customer CDs
- Brokered - Others
- Brokered - CDARs

	Balance	Weighted Average Rate
Non-interest Bearing	$ 190,159	--
Interest Bearing	337,636	0.46 %
Statement	154,342	0.45
Money Market	344,220	0.93
Customer CDs	1,031,572	2.52
CDARs	76,353	1.51
Others	169,329	1.88
Brokered	245,682	1.77
Total Deposits	$ 2,303,611	1.55 %

- **Utilize Brokered CD market when cost-efficient**

- **Liquid loan portfolio provides borrowing capacity**

Note: Dollars in thousands

21

Core Deposit Initiatives

- **South Carolina's "Most Convenient Bank"**
  - Seven-day a week banking
  - Extended banking hours
  - Member of nationwide surcharge-free ATM network

- **Innovative deposit products and services**
  - Moolah Checking
  - In-school banking programs

- **Multiple distribution channels**
  - 18[1] in-store financial centers
    - Approximately 60% of all new checking account openings
    - In-store average annual checking account growth of 24% [2]
  - Internet banking capabilities
  - Introducing mobile banking in calendar Q4'09

- **Deposit-linked compensation**
  - All customer-relationship employees company wide

[1] As of October 31, 2009
[2] Average annual growth from September 2004—September 2009

Investment Portfolio – September 30, 2009

- **54% fixed / 46% variable**

- **Tax equivalent yield: 5.28%**

- **Weighted average life to call/repricing: 4.2 years; Modified duration: 2.8 years**

	Amortized Cost	Market	OCI	OTTI	AAA	AA	A	BBB	Below Investment Grade[1]
Private Label/CMO	$ 342.2	$ 351.4	$ 5.6	($0.8)	$ 227.5	$ 15.2	$ 24.9	$ 52.7	$ 31.0
100% Bank Trust Pref CDO	9.2	5.6	(2.2)	(3.7)					5.6
Corporate	7.6	6.2	(0.9)				1.0	1.4	3.8
Agency MBS	114.5	117.3	1.7						
Agency CMO	10.1	10.4	0.2						
Treasury/Agency	2.2	2.2							
Municipal[2]	21.8	22.0				0.7	7.0	11.1	3.8	2.1
Total [3]	$ 507.6	$ 515.1	$ 4.4	($4.5)	$ 228.2	$ 22.2	$ 37.0	$ 57.9	$ 42.5

- **Private label / CMO**
  - 2003-2005 vintages. All but 4 securities are in super senior or senior tranches (4 are in mezzanine)

- **Bank trust preferred CDOs**
  - ≤$1 Million; all are in mezzanine tranche

Note: Dollars in millions
[1] Below Investment grade or not rated
[2] Credit rating balances based on market value, not book
[3] Excludes FHLB stock

23

Financial Results

History of Strong Financial Performance



FFCH Diluted EPS	$ 2.09	$ 2.27	$ 2.07	$1.94	($0.22) [1]

Note: Dollars in thousands, except per share data

[1] Items are shown pre-extraordinary gain of $28.9 million

Net Interest Margin

- **Historically stable NIM driven by strong asset / liability process**

- **Improving trends due to lower cost of funds and Cape Fear transaction**

- **Future upside due to greater pricing power and C&I lending strategy**



[1] Based on data available at 10/29/09 for the quarter ending September 30, 2009

[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion

Data Source: SNL Financial

Non-Interest Income

- **Non-interest income / total revenue = 37.9% [1]**

- **FY 2009 decline: economic factors impacting businesses + higher NIM**

- **Future initiatives: Expanding insurance business in Wilmington and enhanced wealth management platform franchise-wide**



Note: Dollars in thousands
[1] Based on the average for the five fiscal years ending September 30, 2009

27

Fee Based Services

FY 2008



41%
40%
12%
6%
1%

FY 2009



42%
38%
14%
5%
1%



■ Insurance ■ Deposit Service Charges ■ Mortgage ■ Trust/ Brokerage Fees ■ Credit Card

	2005 FY	2006 FY	2007 FY	2008 FY	2009 FY
Commissions on Insurance	$ 20,012	$ 20,792	$ 22,046	$ 24,830	$ 24,666
Deposit Service Charges and Fees	16,794	20,266	21,566	23,901	22,501
Mortgage Banking Income	4,384	4,989	4,255	7,456	8,070
Trust / Brokerage Fees	3,356	3,607	3,628	3,896	3,032
Credit Card Fee Income	658	759	796	858	802
Total Fee Income	$ 45,204	$ 50,413	$ 52,291	$ 60,941	$ 59,071
Total Non-Interest Income	$ 49,245	$ 51,955	$ 53,284	$ 62,901	$ 54,261

Note: Dollars in thousands

Insurance Operations

- **Successful acquiror of well-respected, highly-profitable Southeastern insurance agencies**
- **Ranked 4th nationally for contribution of insurance operations to total net income [1]**
- **Major carriers represented: Allstate, Auto-Owners, Hartford, Selective, Travelers**
- **51% P&C – Commercial; 33% P&C – Personal; 16% Life & Health [2]**



Insurance Rev./ Non-Int. Inc.	40.6 %	40.0%	41.4 %	39.5 %	45.5 %

Note: Dollars in thousands
[1] Bank Insurance and Securities Association, November 2008
[2] Based on insurance commissions for the twelve months ending September 30, 2009

Enhanced Wealth Management Platform

- **Deliver Banking, Brokerage, Insurance, Trust and 401K services**

- **Mass / Select affluent ($100,000 - $2 million of investable assets) - target market aligning delivery capabilities with market demographics**

- **Planned future enhancement of capabilities to capture additional opportunities in the Select Affluent space (above $2 million)**

- **Client-centric advisory-driven sales model – team approach**

- **Concierge level service leveraging the historic legacy and reputation of the First Federal brand**

Efficiency Ratio

- **Cost savings initiatives have benefited FFCH in the challenging operating environment**



Efficiency Ratio					
FFCH Consolidated	63.8 %	64.7 %	67.2 %	64.3 %	59.6 %
Peer Median [1]	62.3	62.2	63.6	68.5	64.7 [2]

Note: Financial information based on respective companies' fiscal year-end dates
[1] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
[2] Based on data available at 10/29/09 for the quarter ending September 30, 2009
Data Source: SNL Financial

Investment Highlights

- **Proven management team with a meaningful ownership position**

- **Diversified income stream and balance sheet**

- **Long-term attractive banking markets**

- **Attractive expansion opportunities in banking and insurance businesses**

- **Exceptional "You're First" customer service and convenience**

- **Core deposit growth**

- **Effective management of interest-rate risk**

- **Opportunities in C&I lending and wealth management**

Appendix

Cape Fear Transaction



Covered Assets: $395,444

Loans

OREO

Contractual Balance $ 386,819

Performing Loans

SOP 03-3 Impaired Loans

Cape Fear Book Balance $ 8,625
Fair Value Adjustment   (1,083)
Fair Value $ 7,542

Contractual Balance	$ 216,173	$ 170,646
Fair Value Discount [(1)]	(12,116)	(85,343)
Accretable Yield (SOP 03-3)	--	(10,713)
Allowance for Loan Losses	(4,132)	--
Fair Value of Loans Acquired, Net	$ 199,925	$ 74,590

$ 274,515

	FFCH Exposure	Potenital Losses ($mm)	FFCH Losses
First Loss Tranche	100 %	$0 - $31.5	$ 31.5
Up to Loss Threshold	20	31.5 - 110	15.7
> Loss Threshold	5	110 - 395	14.3
			$ 61.5
			vs.
		Total FV Marks	$ 113.4

Note: Dollars in thousands; balances as of April 10, 2009
[(1)] Under FAS 141, fair value discount for performing loans represents interest mark only

Consumer Lending

Home Equity Loans

- Average LTV is 70% for second position equity lines where another lender holds the first [1]

- 100% variable rate (prime-based)

- Average line amount = $81,498

- Average home value = $327,535 [1]

- 30-day or more delinquency rate = 1.95%

- 100% in-market originations

Manufactured Housing

- 100% fixed rate

- Average loan balance = $38,190

- Average rate = 9.26%

- 30-day or more delinquency rate= 2.22%

- State of Origin:

SC	63 %
FL	15
NC	12
GA	7
Other	3

	Net Charge-Offs / Average Loans				
	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009
Home Equity	0.03 %	0.01 %	0.04 %	0.34 %	1.17 %
Manufactured Housing	1.77 %	1.27 %	0.98 %	0.93 %	1.10 %

[1]Measured at the time of origination

35

Credit Quality – Recent Trends

	First Federal Savings and Loan				
	Sep-08	**Dec-08**	**Mar-09**	**Jun-09**	**Sep-09**
Delinquent + Nonaccrual					
Real Estate - Residential					
$	$ 16,458	$ 20,773	$ 30,893	$ 34,520	$ 33,423
%	1.86 %	2.35 %	3.50 %	3.71 %	3.52 %
Real Estate - Construction					
$	$ 8,842	$ 12,471	$ 10,870	$ 7,785	$ 5,110
%	12.56 %	18.35 %	19.26 %	13.71 %	12.42 %
Commercial Real Estate					
$	$ 1,722	$ 3,243	$ 5,534	$ 6,076	$ 11,045
%	0.56 %	1.03 %	1.72 %	1.77 %	2.54 %
Commercial Construction					
$	--	$ 2,236	$ 2,242	$ 2,265	$ 2,284
%		5.68 %	5.40 %	4.77 %	4.29 %
Commercial Business					
$	$ 1,026	$ 2,753	$ 1,565	$ 1,922	$ 1,264
%	1.14 %	2.88 %	1.68 %	0.98 %	1.31 %
Land - Residential					
$	$ 7,817	$ 13,997	$ 14,035	$ 16,199	$ 24,830
%	5.33 %	9.60 %	9.79 %	8.63 %	14.66 %
Land - Commercial					
$	$ 458	$ 1,082	$ 5,918	$ 13,747	$ 22,850
%	0.45 %	1.01 %	5.49 %	11.56 %	17.47 %
Home Equity					
$	$ 5,296	$ 8,504	$ 7,979	$ 9,748	$ 7,697
%	1.63 %	2.47 %	2.24 %	2.47 %	1.95 %
Manufactured Housing					
$	$ 5,194	$ 5,460	$ 4,209	$ 5,200	$ 5,411
%	2.32 %	2.40 %	1.81 %	2.18 %	2.22 %
Marine					
$	$ 1,046	$ 1,625	$ 804	$ 1,161	$ 892
%	1.25 %	2.03 %	1.03 %	1.49 %	1.16 %
Credit Cards					
$	$ 329	$ 397	$ 382	$ 377	$ 224
%	2.04 %	2.36 %	2.37 %	2.22 %	1.28 %
Other					
$	$ 535	$ 1,080	$ 601	$ 829	$ 935
%	0.94 %	2.01 %	1.17 %	1.47 %	1.75 %
Total	$ 48,723	$ 73,621	$ 85,032	$ 99,829	$ 115,965

Note: Dollars in thousands

36

Credit Quality – Recent Trends

	First Federal Savings and Loan				
	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09
Net Charge-offs / Loans [1]					
Real Estate - Residential					
$	$ 259	$ 75	$ 167	$ 232	$ 943
%	0.12 %	0.03 %	0.08 %	0.10 %	0.40 %
Real Estate - Construction					
$	$ 286	$ 99	$ 1,205	$ 2,005	$ 569
%	1.63 %	0.58 %	8.54 %	12.76 %	4.91 %
Commercial Real Estate					
$	--	--	$ 119	$ 35	$ 166
%	--	--	0.15 %	0.04 %	0.16 %
Commercial Construction					
$	--	--	--	--	--
%	--	--	--	--	--
Commercial Business					
$	$ 219	$ 654	$ 1,130	$ 946	$ 654
%	0.98 %	2.74 %	4.86 %	2.77 %	2.03 %
Land - Residential					
$	--	$ 256	$ 387	$ 2,282	$ 955
%	--	0.70 %	1.08 %	5.82 %	2.13 %
Land - Commercial					
$	--	--	--	$ 1,313	$ 546
%	--	--	--	3.36 %	1.74 %
Home Equity					
$	$ 164	$ 170	$ 1,446	$ 1,153	$ 1,549
%	0.20 %	0.20 %	1.62 %	1.18 %	1.57 %
Manufactured Housing					
$	$ 668	$ 448	$ 654	$ 609	$ 866
%	1.20 %	0.79 %	1.13 %	1.03 %	1.43 %
Marine					
$	$ 174	$ 654	$ 808	$ 383	$ 377
%	0.83 %	3.27 %	4.15 %	1.97 %	1.95 %
Credit Cards					
$	$ 225	$ 208	$ 164	$ 214	$ 228
%	5.58 %	4.96 %	4.07 %	5.14 %	5.28 %
Other					
$	$ 256	$ 369	$ 723	$ 318	$ 454
%	1.80 %	2.74 %	5.63 %	2.31 %	3.33 %
Total	$ 2,251	$ 2,933	$ 6,803	$ 9,490	$ 7,307

Note: Dollars in thousands

[1] NCOs / Loans percentages calculated on an annualized basis

FIRST FINANCIAL HOLDINGS, INC.



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